INMED PHARMACEUTICALS INC.
Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada

V6C 3E8

VIA EDGAR

July 31, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	InMed Pharmaceuticals Inc. – Withdrawal of Acceleration Request for Registration Statement on Form S-1 Originally Filed on July 9, 2025

and

Acceleration Request for Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1

Filed July 31, 2025

File No. 333-288594

Ladies and Gentlemen:

InMed Pharmaceuticals Inc. (the “Company”) hereby respectfully withdraws its request, previously submitted to the Securities and Exchange Commission (the “Commission”) on July 14, 2025 (the “Prior Acceleration Request”), for the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-288594) originally filed with the Commission on July 9, 2025 (the “Registration Statement”) be accelerated to occur at 5:00 p.m. (Eastern Time) on July 16, 2025 at 5:00 p.m., or as soon thereafter as practicable.

The Company has filed a Pre-Effective Amendment No. 1 to the Registration Statement via EDGAR on the date hereof and, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby now requests that the effective date and time of the Registration Statement be accelerated to 5:00 p.m. (Eastern Time) on August 1, 2025, or as soon thereafter as practicable. This letter supercedes and replaces the Prior Acceleration Request in its entirety.

If you have any questions regarding this request, please contact Scott R. Saks of Norton Rose Fulbright US LLP at (212) 318-3151.

Sincerely,

INMED PHARMACEUTICALS INC.

/s/ Eric A. Adams
Eric A. Adams
President and Chief Executive Officer

cc:	Netta Jagpal, InMed Pharmaceuticals Inc.
Scott R. Saks, Norton Rose Fulbright US LLP
Trevor Zeyl, Norton Rose Fulbright Canada LLP